Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES AND EXCHANGE ACT OF 1934

The following summary of the material terms of the securities of Granite Ridge Resources, Inc. (“Granite Ridge” or the “Company”) is not intended to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to the Company’s Amended and Restated Certificate of Incorporation of Granite Ridge Resources, Inc., dated October 24, 2022 (the “Certificate of Incorporation”), and the Amended and Restated Bylaws of Granite Ridge Resources, Inc. (the “Bylaws” and together with the Certificate of Incorporation, the “Charter Documents”), each of which is included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and incorporated by reference herein. For additional information, please read the Charter Documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Authorized and Outstanding Capital Stock

The Certificate of Incorporation of Granite Ridge authorizes the issuance of 431,000,000 shares of common stock, par value $0.0001 per share (“Granite Ridge common stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”). The outstanding shares of Granite Ridge common stock are duly authorized, validly issued, fully paid and non-assessable. Holders of record of Granite Ridge common stock are entitled to one vote for each share of Granite Ridge common stock held on all matters to be voted on by stockholders.

Common Stock

Voting Power

Unless otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, holders of record of Granite Ridge common stock are entitled to one vote for each share of Granite Ridge common stock held on all matters to be voted on by stockholders. Granite Ridge’s board of directors is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year and with directors only permitted to be removed for cause. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors up for election at such time.

Dividends

Holders of Granite Ridge common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by Granite Ridge’s board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. The payment of cash dividends in the future will be dependent upon a number of factors, including Granite Ridge’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law, and other factors the board of directors of Granite Ridge deems relevant. The payment of any cash dividends will be within the discretion of Granite Ridge’s board of directors at such time. If Granite Ridge incurs any indebtedness, Granite Ridge’s ability to declare dividends may be limited by restrictive covenants Granite Ridge may agree to in connection therewith. The operating and financial restrictions and covenants in Granite Ridge’s senior secured revolving credit agreement, dated October 24, 2022, restrict, and any other future financing agreements by Granite Ridge likely will restrict, its ability to pay dividends, finance future operations or capital needs, or engage, expand, or pursue its business activities.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of Granite Ridge, the holders of Granite Ridge common stock will be entitled to receive an equal amount per share of all of Granite Ridge’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of Granite Ridge’s creditors and holders of preferred stock, if any, have been satisfied.

No Preemptive, Redemption or Convertible Rights

The holders of Granite Ridge common stock shall have no preemptive rights to subscribe to any or all additional issues of Granite Ridge common stock or any securities of the Company convertible into Granite Ridge common stock. Granite Ridge common stock is not redeemable nor convertible.

Preferred Stock

The Certificate of Incorporation of Granite Ridge provides that shares of preferred stock may be issued from time to time in one or more series. Granite Ridge’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, or other special rights and any qualifications, limitations, and restrictions thereof, applicable to such additional shares of each series. Granite Ridge’s board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Granite Ridge common stock and could have anti-takeover effects. The ability of Granite Ridge’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of Granite Ridge or the removal of existing management.

Warrants

As of March 22, 2023, Granite Ridge has 10,349,975 outstanding warrants to purchase Granite Ridge common stock at an exercise price of $11.50 per share (the “warrants” and each, a “warrant”).

On October 24, 2022 (the “Closing Date”), Granite Ridge and Executive Network Partnering Corporation, a Delaware corporation (“ENPC”) consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated May 16, 2022, by and among ENPC, Granite Ridge, and the other parties named therein. The warrants were issued at the closing of the Business Combination to the holders of ENPC’s then outstanding warrants.

On the Closing Date of the Business Combination, the Company entered into the Assignment, Assumption and Amendment Agreement (the “Warrant Agreement Amendment and Assignment”), by and among the Company, ENPC and Continental Stock Transfer & Trust Company (“Continental”). The Warrant Agreement Amendment and Assignment assigned the existing Warrant Agreement, dated September 15, 2020, as amended on March 24, 2021, by and between ENPC and Continental (as amended, the “Existing Warrant Agreement”) to the Company, and the Company agreed to perform all applicable obligations under such agreement.

In connection with the Business Combination, ENPC assigned all its rights, title and interest in the Existing Warrant Agreement to Granite Ridge, and the shares for which the warrants of ENPC were exercisable automatically converted to shares of Granite Ridge common stock (the ENPC Warrant Agreement as assigned to Granite Ridge following the Business Combination is referred to herein as the “Granite Ridge Warrant Agreement”). Pursuant to the Granite Ridge Warrant Agreement, each whole warrant entitles the registered holder to purchase one share of Granite Ridge common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing November 23, 2022. Pursuant to the Granite Ridge Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Granite Ridge common stock. The warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Granite Ridge will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Granite Ridge common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to Granite Ridge satisfying its obligations described below with respect to registration. No warrant will be exercisable, and Granite Ridge will not be obligated to issue a share of Granite Ridge common stock upon exercise of a warrant, unless the share of Granite Ridge common stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant, and such warrant may have no value and expire worthless. In no event will Granite Ridge be required to net cash settle any warrant.

Granite Ridge has filed with the Securities and Exchange Commission (the ‘SEC”) a registration statement for the registration, under the Securities Act, of the warrants and the Granite Ridge common stock issuable upon exercise of the warrants, and Granite Ridge will use commercially reasonable efforts to maintain the effectiveness of such registration statements and a current prospectus relating to those Granite Ridge common stock until the warrants expire or are redeemed, as specified in the Granite Ridge Warrant Agreement.

From and after the sixty-first (61st) business day after the Closing Date, warrant holders may, during any period when Granite Ridge has failed to maintain an effective registration statement and until a registration statement has been declared effective by the SEC, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if shares of Granite Ridge common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Granite Ridge may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Granite Ridge so elects, Granite Ridge will not be required to file or maintain in effect a registration statement, and in the event Granite Ridge does not so elect, Granite Ridge will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash

Granite Ridge may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
•

if, and only if, the closing price of Granite Ridge common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Granite Ridge sends the notice of redemption to the warrant holders.

Granite Ridge has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Granite Ridge issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her, or its warrant prior to the scheduled redemption date. However, the price of the shares of Granite Ridge common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations, and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If Granite Ridge calls the warrants for redemption as described above, Granite Ridge will have the option to require any holder that wishes to exercise his, her, or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Granite Ridge will consider, among other factors, its cash position, the number of warrants that are outstanding, and the dilutive effect on Granite Ridge’s stockholders of issuing the maximum number of shares of Granite Ridge common stock issuable upon the exercise of Granite Ridge’s warrants. If management takes advantage of this option, all holders of warrants will pay the exercise price by surrendering their warrants for that number of shares of Granite Ridge common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Granite Ridge common stock underlying the warrants, multiplied by the excess of the “fair market value” of shares of Granite Ridge common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the shares of Granite Ridge common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Granite Ridge takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Granite Ridge common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. This feature is an attractive option to Granite Ridge if Granite Ridge does not need the cash from the exercise of the warrants after the Business Combination.

A holder of a warrant may notify Granite Ridge in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Granite Ridge common stock outstanding immediately after giving effect to such exercise.

Adjustment to Exercise Price

If the number of outstanding shares of Granite Ridge common stock is increased by a share capitalization payable in shares of Granite Ridge common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Granite Ridge common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to all or substantially all holders of Granite Ridge common stock entitling holders to purchase shares of Granite Ridge common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Granite Ridge common stock equal to the product of (i) the number of shares of Granite Ridge common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Granite Ridge common stock) and (ii) the quotient of (x) the price per share of Granite Ridge common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Granite Ridge common stock, in determining the price payable for shares of Granite Ridge common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Granite Ridge common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Granite Ridge common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If the number of outstanding shares of Granite Ridge common stock is decreased by a consolidation, combination, reverse share split, or reclassification of shares of Granite Ridge common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification, or similar event, the number of shares of Granite Ridge common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of Granite Ridge common stock.

Whenever the number of shares of Granite Ridge common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Granite Ridge common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Granite Ridge common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Granite Ridge common stock (other than those described above or that solely affects the par value of such shares of Granite Ridge common stock), or in the case of any merger or consolidation of Granite Ridge with or into another corporation (other than a consolidation or merger in which Granite Ridge is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of Granite Ridge common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Granite Ridge as an entirety or substantially as an entirety in connection with which Granite Ridge is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Granite Ridge common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Granite Ridge common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Granite Ridge common stock in such a transaction is payable in the form of shares of Granite Ridge common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The foregoing description of potential adjustments is not complete. For a full description of any potential adjustments to the warrants, warrant holders should refer to the Granite Ridge Warrant Agreement.

Other provisions

The warrants were issued in registered form under the Granite Ridge Warrant Agreement. The Granite Ridge Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement, (ii) adjusting the provisions relating to cash dividends on shares of common stock as contemplated by and in accordance with the Granite Ridge Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Granite Ridge Warrant Agreement as the parties to the Granite Ridge Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then outstanding public warrants that vote to amend the Granite Ridge Warrant Agreement, after at least 10 days’ notice that an amendment is being sought, is required to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Granite Ridge, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Granite Ridge common stock and any voting rights until they exercise their warrants and receive shares of Granite Ridge common stock. After the issuance of shares of Granite Ridge common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Granite Ridge will, upon exercise, round down to the nearest whole number the number of shares of Granite Ridge common stock to be issued to the warrant holder.

Voting limitation

The Granite Ridge Warrant Agreement provides that no holder may vote more than 15% of the outstanding public warrants (measured on a beneficial basis and including such holder’s affiliates) unless consented to by Granite Ridge in writing to the warrant agent. In order to vote a public warrant, the beneficial owner thereof must identify itself and must represent that it together with its affiliates is not voting (on a beneficial basis) more than 15% of the outstanding public warrants based on the most recent disclosure by Granite Ridge in a filing with the SEC of the outstanding amounts of public warrants unless Granite Ridge allows a holder to vote greater than 15%.

Certain Anti-Takeover Provisions of Delaware Law and the Certificate of Incorporation of the Granite Ridge

The Certificate of Incorporation of Granite Ridge provides that Granite Ridge is not subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; and

•

on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Classified Board

The Certificate of Incorporation and Bylaws of Granite Ridge provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms (other than the initial Class I directors and Class II directors), as follows:

•	The initial term of Granite Ridge’s Class I directors will expire at Granite Ridge’s 2023 annual meeting of stockholders.
•	The initial term of Granite Ridge’s Class II directors will expire at Granite Ridge’s 2024 annual meeting of stockholders.
•	The initial term of Granite Ridge’s Class III directors will expire at Granite Ridge’s 2025 annual meeting of stockholders.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Written Consent by Stockholders

The Certificate of Incorporation of Granite Ridge provides that for so long as the Grey Rock Entities (as defined in the Certificate of Incorporation) collectively hold at least a majority of the voting power of all then outstanding shares of capital stock of Granite Ridge, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of such outstanding shares of capital stock of Granite Ridge having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws of Granite Ridge provide that stockholders seeking to bring business before Granite Ridge’s annual meeting of stockholders, or to nominate candidates for election as directors at Granite Ridge’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at Granite Ridge’s principal executive offices not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Granite Ridge. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in Granite Ridge’s annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Granite Ridge’s stockholders from bringing matters before Granite Ridge’s annual meeting of stockholders or from making nominations for directors at Granite Ridge’s annual meeting of stockholders.

Exclusive Forum

The Certificate of Incorporation of Granite Ridge provides that, unless Granite Ridge consents in writing to the selection of an alternative forum, that the Delaware Court of Chancery (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring any derivative action on behalf of Granite Ridge, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Granite Ridge, any action asserting a claim against Granite Ridge, its directors, officers or employees arising pursuant to any provision of the DGCL or Certificate of Incorporation or the Bylaws of Granite Ridge, or any action asserting a claim against Granite Ridge, its directors, officers, or employees governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over any indispensable parties (or such parties consent to the personal jurisdiction of the Court of Chancery within ten days following the Court of Chancery’s determination as to such personal jurisdiction) and subject matter jurisdiction over the claim. The foregoing forum selection provision shall not apply to claims arising under the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Further, unless Granite Ridge consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision. Any person or entity purchasing or otherwise acquiring an interest in Granite Ridge common stock will be deemed to have received notice of and consented to the foregoing forum selection provisions, which could limit Granite Ridge stockholders’ ability to choose the judicial forum for disputes with Granite Ridge.

Transfer Agent and Warrant Agent

The transfer agent for the Granite Ridge common stock and warrant agent for the warrants is Continental Stock Transfer & Trust Company. Granite Ridge has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers, and employees against all claims and losses that may arise out of acts performed or omitted for its activities in those capacities, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Exchange Listing

Granite Ridge common stock and warrants are listed on the NYSE under the symbols “GRNT” and “GRNT WS,” respectively.